May 22nd, 2009

TSX-V: EPZ

www.esperanzasilver.com

NEWS RELEASE
Granting of Stock Options

Vancouver, B.C. – Esperanza Silver Corporation (TSX.V: EPZ) announces that pursuant to its Employee Stock Option Plan, 810,000 incentive stock options exercisable at a price of $0.69 per share for a period of up to five years have been granted to certain officers, directors, employees and consultants of the company.

About Esperanza

Esperanza is an exploration company focused on precious metals and is founded on the experience and success of its management and field teams in discovering ore bodies. Its properties include the San Luis joint-venture project in Peru and the 100%-owned Cerro Jumil bulk-tonnage gold project in Morelos State, Mexico. It is also actively investigating 8 other exploration interests in Peru and Mexico.

NEITHER TSX VENTURE EXCHANGE NOR THE INVESTMENT INDUSTRY REGULATORY ORGANIZATION OF
CANADA ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

For further information, contact:

Esperanza Silver Corporation William Pincus, President and CEO Denver, Colorado

Tel: (303) 830 0988

Fax: (303) 830 9098

www.esperanzasilver.com